Simtek Corporation
                        4250 Buckingham Drive, Suite 100
                           Colorado Springs, CO 80907




January 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Simtek Corporation, a Delaware corporation ("Simtek")
         Registration Statement on Form S-1 and Documents Incorporated by Reference Therein and Correspondence Filed November 13, 2006 and December 11, 2006
         File No. 333-138097

To Whom It May Concern:

We are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act"), Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 of Simtek (the "Registration Statement"), which relates to the registration under the Securities Act of 2,351,155 shares of common stock, par value $0.0001 per share, of Simtek ("Common Stock"). The Registration Statement has been revised in response to the comments received from the SEC set forth in the letters, dated October 23, 2006, November 17, 2006 and December 28, 2006, to Harold Blomquist. Additionally, by means of the Pre-Effective Amendment No. 2 filed herewith, Simtek has added for registration under the Registration Statement an additional 500,000 shares of Common Stock underlying a warrant issued by Simtek on December 18, 2006, which shares Simtek has a contractual obligation to register. We have also updated the Registration Statement to reflect the listing of the Common Stock on The Nasdaq Capital Market, which will occur on July 10, 2007.

To facilitate your review, we are also sending to Tim Buchmiller's attention six copies of Pre-Effective Amendment No. 2, three of which have been marked to show changes from the Pre-Effective Amendment No. 1 filed on December 11, 2006.

As you are aware, we submitted to the SEC on November 13, 2006 a response to the Comment Letter dated October 23, 2006, and on December 11, 2006 we submitted a response to the Comment Letter dated November 17, 2006, together with Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1. Now, we are submitting below our response to the Comment Letter dated December 28, 2006. The comment from such Comment Letter has been reproduced below, followed by our response.

Form 8-K dated July 28, 2006;
-----------------------------
Form 8-K dated December 4, 2006
-------------------------------

1. Comment: We note your response to prior comment 3. In light of your determination that the prior financial statements required a restatement, it is not clear to us how the previously issued financial statements could continue to be relied upon. The determination that the previously issued financial statements required a restatement appears to be akin to a determination that the prior financial statements can no longer be relied upon. As such, we continue to believe that you should file an Item 4.02 Form 8-K to address the non-reliance on the previously issued financial statements and revise the Form S-1 to incorporate that Form 8-K by reference. Please note this comment also applies to your Form 8-K dated December 4, 2006.

     Response: On December 29, 2006, we filed Amendment No. 1 on Form 8-K/A to the Form 8-K dated July 28, 2006, in which amendment we reported the relevant information under "Item 4.02 - Non-Reliance on Previously Issued Financial Statements." Also on December 29, 2006, we filed Amendment No. 1 on Form 8-K/A to the Form 8-K dated December 4, 2006, in which amendment we reported the relevant information under "Item 4.02 - Non-Reliance on Previously Issued Financial Statements." Finally, the Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed herewith incorporates by reference each of these amended 8-Ks filed on December 29, 2006.



If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Brian Alleman at (719) 531-9444.

Sincerely,

/s/  BRIAN ALLEMAN

Brian Alleman, Chief Financial Officer

cc:  Garth B. Jensen, Esq., Holme Roberts & Owen LLP